

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 14, 2022

Brian Foote
Chief Executive Officer
Humbl, Inc.
600 B Street
San Diego, California 92101

> **Re: HUMBL, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 27, 2021**
> **File No. 333-261403**

Dear Mr. Foote:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2021 letter.

Amendment No. 1 to Registration Statement filed December 27, 2021

Business Section - HUMBL Marketplace, page 36

1. We note your response to comment 3. You do not appear to provide sufficient information on your intended future role in the minting and publication of NFTs and simply state that the mining service "is not currently available to customers." Please provide further elaboration on what you plan to do in this regard going forward.

2. We note your response to comment 3, in particular the statement that "Our marketplace does not allow NFTs that represent a fractionalized interest in an asset, an interest in future income streams or other similar features that could be considered an investment contract." However, according to information available on your website NFT creators have the option to set a royalty fee for ongoing payments with each subsequent sale of the

NFT. Please revise your analysis to address these ongoing royalty payments, as it appears that creators have an ongoing interest in the value of the NFTs, similar to the holders of the NFTs. In addition, please describe in greater detail the services the marketplace provides, both in the creation of the NFTs and following creation. For example, what role does the marketplace have in enforcing rights, ensuring payments are made, tracking and paying creator royalties, and supporting the secondary market?

3. We note the suite of products you offer called "BLOCK ETXs". These products look like they may create a separate program that could be viewed as an investment contract. Customers who hold digital assets through a digital asset trading platform can purchase one of these products, which is a computer algorithm through which the customer's digital assets are managed – i.e., the algorithm takes control of the trading of those digital assets and manages them based on the parameters of the particular algorithm's trading strategy. The products appear to be a trading program through which customers are relying on the operation of the program to generate profits from the implementation of a particular trading strategy. Even though the underlying instruments may not be securities, the program itself could be a security. Please provide your analysis as to whether the products are securities under Section 2(a)(1) of the Securities Act.

Amendment No. 1 to the Registration Statement on Form S-1 Filed December 27, 2021

HUMBL, Inc. Unaudited Financial Statements for the Three and Nine Months Ended September 30, 2021 and 2020
Noted to Consolidated Financial Statements
Note 5. Fixed Assets and Goodwill , page F-34

4. We reviewed your response to comment 4. Your response and revised disclosure do not address all required disclosures. Therefore, the comment is repeated. Please provide the required disclosures in Note 5. Referencing the impairment expense of $12.1 million recognized for the nine months ended September 30, 2021, please disclose the facts and circumstances leading to the goodwill impairment, the amount of the impairment loss for each reporting unit, and the method for determining fair value for the associated reporting unit. Refer to ASC 350-20-50.

Unaudited Pro Forma Consolidated Financial Statements
Pro Forma Consolidated Statement of Operations for the Nine Months Ended September 30, 2021, page F-91

5. Please separately present the material financial statement line item for goodwill impairment recognized of $12.1 million on your pro forma consolidated statement of operations for the nine months ended September 30, 2021. Further, please remove adjustment (2) on pg. F-90 or explain why such adjustment is appropriate.

Brian Foote
Humbl, Inc.
January 14, 2022
Page 3

       You may contact Robert Shapiro at 202-551-3273 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Lichtenfels at 202-551-6001 or Mara Ransom at 202-551-3264 with any other questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Trade & Services